Southern Union Company

NYSE: SUG

Merrill Lynch
Global Power & Gas Leaders Conference

New York City
September 27, 2005

Safe Harbor

This presentation and other Company reports and statements issued or made from time to time contain certain "forward-looking statements" concerning projected financial performance, expected plans or future operations. Southern Union Company cautions that actual results and developments may differ materially from such projections or expectations.

Investors should be aware of important factors that could cause actual results to differ materially from the forward-looking projections or expectations. These factors include, but are not limited to: cost of gas; gas sales volumes; gas throughput volumes and available sources of natural gas; discounting of transportation rates due to competition; customer growth; abnormal weather conditions in Southern Union's service areas; impact of relations with labor unions of bargaining-unit employees; the receipt of timely and adequate rate relief and the impact of future rate cases or regulatory rulings; the outcome of pending and future litigation; the speed and degree to which competition is introduced to Southern Union's natural gas distribution businesses; new legislation and government regulations and proceedings involving or impacting Southern Union; unanticipated environmental liabilities; ability to comply with or to challenge successfully existing or new environmental regulations; changes in business strategy and the success of new business ventures, including the risks that the business acquired and any other business or investment that Southern Union has acquired or may acquire may not be successfully integrated with the business of Southern Union; exposure to customer concentration with a significant portion of revenues realized from a relatively small number of customers and any credit risks associated with the financial position of those customers; factors affecting operations – such as maintenance or repairs, environmental incidents or gas pipeline system constraints; Southern Union's or any of its subsidiaries debt security ratings; the economic climate and growth in the energy industry and service territories and competitive conditions of energy markets in general; inflationary trends; changes in gas or other energy market commodity prices and interest rates; current market conditions causing more customer contracts to be of shorter duration, which may increase revenue volatility; the possibility of war or terrorist attacks; the nature and impact of any extraordinary transactions, such as any acquisition or divestiture of a business unit or any asset.

Contact:
Southern Union Company
Jack Walsh, 800-321-7423
jack.walsh@southernunionco.com

Widespread Asset Base



New England Gas Company
PG Energy
Missouri Gas Energy
Panhandle Eastern Pipe Line
Transwestern Pipeline
Trunkline Gas
Florida Gas Transmission
Trunkline LNG
Sea Robin Pipeline
storage

0905-033

Local Gas Distribution Divisions

Natural Gas Distribution Assets Overview


New England Gas Company
PG Energy
Missouri Gas Energy

- Limited commodity price risk
- History of constructive rate-making, sharing and recovery mechanisms
  - Weather normalization in Rhode Island
- Highlights:
  - Nearly one million customers
  - Retail sales: 112 Bcf
  - Transportation volumes: 61 Bcf
- New SVP of Utility operations to focus on:
  - Safe, efficient operations
  - Controlling costs & earning allowed returns
- EBIT of $83.7MM through June 30, 2005

Transportation, Storage & LNG

Panhandle Assets

- Panhandle Eastern Pipe Line (PEPL)
  - 6,340 mile, 4-line system
  - 2.8 Bcf/d capacity
- Trunkline Gas (TGC)
  - 3,578 mile, 2-line system
  - 1.5 Bcf/d capacity
- Sea Robin
  - 432 mile offshore system
  - 1.0 Bcf/d capacity
- Trunkline LNG
  - 6.3 Bcf equivalent of storage
  - Sustainable sendout capability of 630 MMcf/d


Detroit
Chicago
Panhandle Eastern
Indianapolis
St. Louis
Memphis
Trunkline Gas
Houston
Trunkline LNG
Sea Robin
Storage
0905-033

CrossCountry Assets

- Transwestern
  - 2,400 mile, bi-directional flow system
  - 2.0 Bcf/d capacity (1.2 Bcf/d west; 800 MMcf/d east)
  - 1.2 Bcf/d San Juan to mainline capacity
- Florida Gas (50% ownership)
  - 5,000 mile, system
  - 2.1 Bcf/d capacity



Transwestern
Florida Gas

0905-033

Nation Needs New Sources of Supply

- Supply tightening
  - Demand growth
  - Traditional basins in decline
- New supply must come from new areas
  - But will only come at a price that supports development
- LNG has opportunity to gain market share



Arctic Gas
Rockies
$2.50 - $3.50
LNG
Deep Gulf
LNG

Supply Growth, Optionality & Diversification

- Demonstrated growth in supply availability across all systems
- Significant supply growth potential
- Uniquely positioned to provide customers a diversified supply portfolio

PEPL/TGC/SR Supply Access


Canadian Supply
Rockies
Panhandle Eastern Pipe Line
MidContinent
Trunkline Gas
N.La.
Ft. Worth/ E.Texas
Onshore Gulf
Trunkline LNG
Offshore Gulf
Sea Robin Pipeline
Deepwater
LNG
storage
Natural Gas Producing Basins
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TW & FGT Supply Access


Rockies
Transwestern Pipeline
San Juan
Anadarko
Permian
Florida Gas Transmission
LNG
Elba Island
Onshore
Gulf
Offshore
Gulf
Deepwater
LNG
Bahamas
Natural Gas Producing Basins
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Supply Driven Growth Opportunities

LNG Expansion Projects

Overview

- Project costs of approx. $264 million; $200 million spent to date, $64 million remaining
- All expansion capacity and sendout fully contracted to BG through 2023
- Projects to generate approx. $80 million in annual revenues with a significant portion falling to EBITDA
- Projects will begin contributing to earnings in CY 2005 and will have full-year earnings impact in CY 2007

Progress

- Phase I - $137MM
  - Construction underway
  - Double sendout capacity to 1.2 Bcf/d
  - Increase storage capacity to 9.0 Bcf
  - In service by December 2005
- Phase II - $77MM
  - FERC approved September 2004
  - Increase sendout capacity to 1.8 Bcf/d, with peak of 2.1 Bcf/d
  - Completion by mid-calendar 2006
- Trunkline Loop - $50MM
  - FERC approved September 2004
  - Increase takeaway capacity to accommodate expansions
  - Completed July 2005

Florida Gas Transmission Expansion Opportunities

- Phase VII
  - Receive LNG supply from Elba Island
  - Increase capacity by 100 to 160 MMcf/d
  - Projected cost of $60 to $100 million
  - In service 3Q 2007
  - Investment supported with 20 year firm contracts
- Bahamas LNG???


14
15
16
24
17
26
18
30
19
20
21
FLORIDA

Trunkline Texas Expansion



To Market Area
NTX & ETX
STX & WTX
LNG
Louisiana Header System
Longville
Kountze
Kaplan
Centerville
Patterson
Texas
Louisiana
Angelina
Trinity
Polk
Tyler
Jasper
Newton
Vernon
Rapides
Avoyelles
San Jacinto
Beauregard
Evangeline
St. Landry
Montgomery
Hardin
Orange
Calcasieu
Liberty
Jefferson
Chambers
Cameron
Vermilion
Iberia
St. Martin
St. Mary
Galveston

- Up to 41 miles of 30” pipeline
- Capital cost of $60MM to $100MM
- Up to 400 MMcf/d of new capacity
- Access to ETX and NTX supply (short-term) and SETX LNG (long-term)
- Began FERC pre-filing process
- In service mid 2007

The North Texas expansion will allow Trunkline to receive incremental Texas production and Texas Gulf Coast LNG via existing or proposed intrastate pipeline connections.

Transwestern Pipeline Phoenix Lateral



Rockies
San Juan
Existing TW System
Phoenix Lateral
San Juan Expansion
El Paso Natural Gas
Ignacio
Blanco
ARIZONA
Anadarko
CALIFORNIA
Thoreau
Phoenix
Permian

- 500+ MMcf/d capacity
- Approximately $500MM
- 258 miles of 36” and 24” pipeline into Phoenix area market
- Open season conducted – in negotiations with potential customers
- Projected in-service 2007/2008

0905-033

Financial Highlights

EPS Growth Profile



Diluted EPS
$2.00
$1.50
$1.00
$0.50
$0.00
$0.67
$1.24
$1.38 - $1.48
10% - 15% Growth
FY 2003
FY 2004
CY 2005 Guidance
CY 2006 Guidance

Note: All current and prior year EPS amounts have been adjusted to reflect the 5% stock dividend paid to shareholders on September 1, 2005.

Strong Earnings Potential

- Drivers for Calendar 2005
  - CCE Holdings investment for full year - $45 MM to $50 MM after tax
  - $17.5 MM of synergies split between SUG and CCEH
  - Full year of $22.5 MM MGE rate case
- Drivers for Calendar 2006
  - LNG expansions
    - Approximately $63 MM in operating revenue
  - Remainder of synergies
    - Approximately $7.5 MM
  - Full year San Juan expansion
    - Approximately $35 MM in operating revenue

Segment EBIT


6 Months Ended June 30, 2005
($000,000)
$84
$140
Transportation
Distribution

Note: EBIT is a non-GAAP measure. Please refer to Southern Union Company's Form 10-Q filed August 9, 2005 with the Securities and Exchange Commission for a reconciliation of EBIT to net income.

Respect for the Balance Sheet


100%
80%
60%
40%
20%
0%
71%
29%
61%
39%
49%
51%
2003
2004
2005
Equity
Debt

Note: Debt/Cap as of June 30 with 100% equity credit to preferred stock and mandatory equity units.

- Investment grade ratings:
  - BBB (negative outlook) at S&P
  - BBB (stable) at Fitch
  - Baa3 (negative outlook) at Moody's
- Strong internal equity formation

Why Invest in SUG?

- One of the largest pure-play regulated natural gas companies in the United States
  - 18,000 miles of interstate pipelines serving customers from coast to coast/transportation of over 10% of total US consumption
  - Three distribution divisions serving 1 million customers
  - Owns and operates the only LNG receipt terminal on the U.S. Gulf Coast
- Proven acquisition track record
  - Successful integration of five acquisitions since 1999
  - Focus on regulated energy infrastructure assets
- Attractive business profile and earnings and cash flow growth visibility
  - High quality, stable and predictable cash flows
  - Low business risk with nearly 100% of businesses regulated
  - Outstanding low risk growth opportunities